Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated February 23, 2021)
Filed Pursuant to Rule 433
Registration Statement No. 333-234014

The Western Union Company

$600,000,000 1.350% Notes due 2026

$300,000,000 2.750% Notes due 2031

February 23, 2021

Pricing Term Sheet

Issuer:	The Western Union Company
Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)
Format:	SEC-Registered
Trade Date:	February 23, 2021
Settlement Date**:	March 9, 2021 (T+10)
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2021
Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement

1.350% Notes Due 2026
Principal Amount:	$600,000,000
Maturity Date:	March 15, 2026
Price to Public (percent of principal amount):	99.884% of principal amount
Net Proceeds (before expenses) to Issuer	$595,704,000
Spread to Benchmark Treasury:	+80 basis points
Benchmark Treasury:	0.375% due January 15, 2026
Benchmark Treasury Price and Yield:	99-01; 0.574%
Yield to Maturity:	1.374%
Coupon (Interest Rate):	1.350%
Optional Redemption—Make-Whole Call:	Make-whole call at any time prior to February 15, 2026, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 15 basis points
Optional Redemption—Par Call:	Par call at any time on or after February 15, 2026, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest but unpaid interest thereon to, but excluding, the date of redemption
CUSIP / ISIN:	959802 AZ2/ US959802AZ22

2.750% Senior Notes Due 2031
Principal Amount:	$300,000,000
Maturity Date:	March 15, 2031
Price to Public (percent of principal amount):	99.913% of principal amount
Net Proceeds (before expenses) to Issuer	$297,789,000
Spread to Benchmark Treasury:	+140 basis points
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price and Yield:	97-26; 1.360%
Yield to Maturity:	2.760%
Coupon (Interest Rate):	2.750%
Optional Redemption—Make-Whole Call:	Make-whole call at any time prior to December 15, 2030, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 25 basis points
Optional Redemption—Par Call:	Par call at any time on or after December 15, 2030, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest but unpaid interest thereon to, but excluding, the date of redemption
CUSIP / ISIN:	959802 BA6/ US959802BA61

Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Business Days:	New York
Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes to finance the redemption of its 3.600% notes due 2022, to partially repay amounts outstanding under its $950.0 million unsecured delayed draw term loan facility, and to pay related fees and expenses.
Joint Book-Running Managers:	BofA Securities, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Credit Suisse Securities (USA) LLC
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Siebert Williams Shank & Co., LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**The Issuer expects to deliver the notes against payment on or about March 9, 2021, which is the tenth U.S. business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second U.S. business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second U.S. business day before the settlement date should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322; Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146 and Wells Fargo Securities, LLC at 1-800-645-3751.

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